Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-179828

December 3, 2012

Relating to Preliminary Prospectus Supplement

Dated December 3, 2012 to Prospectus Dated May 15, 2012

SUMMIT HOTEL PROPERTIES, INC.

Pricing Term Sheet

7.875% Series B Cumulative Redeemable Preferred Stock

Issuer:	Summit Hotel Properties, Inc.

Security:	7.875% Series B Cumulative Redeemable Preferred Stock

Size:	2,700,000 shares (3,000,000 shares if the over-allotment option is exercised in full)

Trade Date:	December 4, 2012

Settlement Date:	December 11, 2012 (T+5)

Maturity:	Perpetual (unless redeemed by the Issuer on or after December 11, 2017 or pursuant to its special optional redemption right or converted by an investor in connection with a Change of Control)

Public Offering Price:	$25.00 liquidation preference per share; $67,500,000 total (not including over-allotment option)

Underwriting Discount and Commissions:	$0.7875 per share; $2,126,250 total (not including over-allotment option)

Net Proceeds (before expenses):	$65,373,750 (not including over-allotment option)

Dividend:	7.875% per annum (or $1.96875 per share per annum), accruing from December 11, 2012

Dividend Payment Dates:	On or about the last day of each February, May, August and November, commencing on February 28, 2013.

Liquidation Preference:	$25.00 per share, plus any accrued and unpaid dividends

Conversion Rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control, the holders of the Series B Preferred Stock will have the right to convert some or all of their Series B Preferred Stock (the “Change of Control Conversion Right”) into a number of the Issuer’s shares of common stock, $0.01 par value per share, per share of their Series B Preferred Stock equal to the lesser of:

•                  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•                  5.6497 (the Share Cap), subject to certain adjustments and provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice with respect to some or all of the Series B Preferred Stock, holders of any Series B Preferred Stock that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series B Preferred Stock that have been called for redemption, and any Series B Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series B Preferred Stock when the following have occurred and are continuing:

•                  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•                  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of the Issuer’s common stock, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is solely cash; and (ii) the average of the closing prices for shares of the Issuer’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is other than solely cash.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

Optional Redemption:

On and after December 11, 2017, redeemable in whole or in part at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. If the Issuer exercises its redemption right (by sending the required notice) in connection with a Change of Control, holders of the Series B Preferred Stock will not have the conversion rights described above in respect of any Series B Preferred Stock called for redemption.

Special Optional Redemption:

In the event of a Change of Control, the Issuer will have the option to redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that the Issuer exercises its redemption right (by sending the required notice) relating to the Series B Preferred Stock, the holders of Series B Preferred Stock will not be permitted to exercise the conversion right described above in respect of their shares of Series B Preferred Stock called for redemption.

Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:

For the nine months ended September 30, 2012: 0.75

For the period from February 14, 2011 to December 31, 2011: 0.50

The amount of the deficiency for the period, or the amount of fixed charges (including assumed Series B Preferred Stock dividends) in excess of earnings, was approximately $4,908,000 and $9,094,000, respectively.

CUSIP / ISIN:	866082 308 / US8660823084

Listing:

The Issuer intends to file an application to list the Series B Preferred Stock with the NYSE under the symbol “INNPrB.” If the application is approved, trading is expected to begin within 30 days of issuance. The underwriters have advised the Issuer that they intend to make a market in the Series B Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the shares, however, and may cease market making activities, if commenced, at any time.

Joint Book-Running Managers:	Raymond James & Associates, Inc. Robert W. Baird & Co. Incorporated RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated

Senior Co-Managers:	Deutsche Bank Securities Inc.

KeyBanc Capital Markets Inc.

Co-Managers:	Janney Montgomery Scott LLC JMP Securities LLC MLV & Co LLC

The Issuer has filed a registration statement (including a prospectus dated May 15, 2012 and a preliminary prospectus supplement dated December 3, 2012) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Raymond James & Associates, Inc. at 1-800-248-8863; Robert W. Baird & Co. Incorporated at 1-800-792-2473; RBC Capital Markets, LLC at 1-866-375-6829; or Stifel, Nicolaus & Company, Incorporated at 1-443-224-1988.